SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D / A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2 )
NUVASIVE Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
670704105
(CUSIP Number)
Sophie Lussier
Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal Québec
H2Z 2B3
(514) 847-2353
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 10, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

	Caisse de dépôt et placement du Québec (98-0380483)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

	N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Montreal (Quebec) Canada

	7	SOLE VOTING POWER:

NUMBER OF		1,647,901

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,647,901

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,647,901

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.96%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1)	Calculated in accordance with rule 13 d-3 under the Securities and Exchange Act of 1934, as amended.

Schedule 13D
Item 1. Security and Issuer.
This amendment no. 2 to the statement on schedule 13 D/A (the “Statement”) relates to the common stock, $0.001 par value (the “Common Stock”) of Nuvasive Inc. (the “Issuer”) a Delaware corporation. The principal executive office of the Issuer is located at 4545, Town Center Court, San Diego, California 92 121.
Item 2. Identity and Background.
     (a) This Statement is being filed on behalf of Caisse de dépôt et placement du Québec, a legal person without share capital created by a special act of the Legislature of the Province de Québec (“Caisse”).
     (b) The principal place of business for Caisse is: 1000, place Jean-Paul-Riopelle, Montreal, Quebec, H2Z 2B3.
     (c) The principal business of Caisse is to receive money on deposit as provided by law and manage them on behalf of its depositors.
     (d) During the five years prior to the date hereof, Caisse has not been convicted in a criminal proceeding.
     (e) During the five years prior to the date hereof, Caisse has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The securities described in this Schedule were acquired by Caisse with funds received from public and private pension funds entrusted to Caisse for investment purposes.
Item 4. Purpose of Transaction.
Item 4 is amended as follow:
     Caisse purchased the Issuer’s Common Stock for investment purposes.
     (a-j) Not Applicable.
Item 5. Interest in Securities of the Issuer.
Item 5 is amended as follow:
     (a) As a result of the transactions described above, Caisse holds a total of 1,647,901 shares of the Issuer’s Common Stock, which represents approximately 4.96% of the Issuer’s outstanding Common Stock, based upon 33,233,146 shares of the Issuer’s Common Stock reported in the most recently available filing with the Securities and Exchange Commission.
     (b) Caisse has sole power voting and dispositive power over 1,647,901 shares of the Issuer’s Common Stock.

     (c) Caisse effected the following transactions in the last 60 days, all of which were effected in open market sales through routine brokerage transactions:
     On September 13, 2006, Caisse purchased 3, 700 shares of the Issuer’s Common Stock at a price of CDN $22.30 per share.
     On September 20, 2006, Caisse sold 1,852 shares of the Issuer’s Common Stock at a price of CDN $23.38 per share.
     On September 21, 2006, Caisse sold 8, 090 shares of the Issuer’s Common Stock at a price of CDN $23.27 per share.
     On September 26, 2006, Caisse sold 33,733 shares of the Issuer’s Common Stock at a price of CDN $22.37 per share.
     On September 27, 2006, Caisse sold 56,325 shares of the Issuer’s Common Stock at a price of CDN $22.60 per share.
     On the same day, Caisse sold 93,412 shares of the Issuer’s Common Stock at a price of CDN $22.95 per share.
     On September 28, 2006, Caisse sold 15,918 shares of the Issuer’s Common Stock at a price of CDN $22.80 per share.
     On the same day, Caisse sold 6,588 shares of the Issuer’s Common Stock at a price of CDN $23.00 per share.
     On September 29, 2006, Caisse sold 3,725 shares of the Issuer’s Common Stock at a price of CDN $22.81 per share.
     On October 3, 2006, Caisse sold 80,357 shares of the Issuer’s Common Stock at a price of CDN $22.46 per share.
     On October 6, 2006, Caisse sold 15,766 shares of the Issuer’s Common Stock at a price of CDN $23.61 per share.
     On October 9, 2006, Caisse sold 61,411 shares of the Issuer’s Common Stock at a price of CDN $23.54 per share.
     On October 10, 2006, Caisse sold 22,823 shares of the Issuer’s Common Stock at a price of CDN $23.70 per share.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by Caisse.
     (e) Caisse ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on October 10, 2006.
Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
     Not Applicable.
Item 7. Material to be Filed as Exhibits.
     Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 13, 2006

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

By:	/s/ Sylvain Gareau Name: Sylvain Gareau
Title: Vice President, Venture Capital

By:	/s/ Monique Laliberté Name: Monique Laliberté
Title: Investment Manager